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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(L) OR 13(E)(L)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

COGENT, INC.
(Name of Subject Company (Issuer))

3M COMPANY
VENTURA ACQUISITION CORPORATION
(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

19239Y 10 8
(CUSIP Number of Class of Securities)

Gregg M. Larson
Deputy General Counsel and Secretary
3M Company
3M Center
St. Paul, Minnesota 55133
(651) 733-2204
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copies to:
Christopher E. Austin
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$950,582,062.50	$67,776.50

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-1l(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Transaction Valuation was calculated on the basis of (a) 90,531,625 shares of common stock, $0.001 par value per share, of Cogent, Inc. (the "Shares"), the estimated maximum number of Common Shares that may be acquired in this tender offer (representing as of August 27, 2010 (i) 88,389,700 Common Shares issued and outstanding, (ii) 1,144,226 Common Shares issuable upon the exercise of outstanding options and (iii) 997,699 Common Shares issuable upon the exercise of outstanding restricted stock units), multiplied by (b) the offer price of $10.50 per Common Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.00007130.

         ☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $67,776.50.	Filing Party: 3M Company, Ventura Acquisition Corporation.
Form or Registration No.: Schedule TO.	Date Filed: September 10, 2010.

         ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         ☒ third-party tender offer subject to Rule 14d-1.

         ☐ issuer tender offer subject to Rule 13e-4.

         ☐ going-private transaction subject to Rule 13e-3.

         ☐ amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on September 10, 2010 by Ventura Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of 3M Company, a Delaware corporation ("3M"), to purchase all outstanding shares of common stock, par value $0.001 (the "Shares"), of Cogent, Inc., a Delaware corporation ("Cogent"), at a price of $10.50 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 10, 2010 (the "Offer to Purchase"), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Notice of Guaranteed Delivery, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(B) and (a)(1)(C), respectively, which, together with any amendments or supplements thereto, collectively constitute the "Offer."

        All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

        The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11.    Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

Pending Litigation

        Between August 31 and September 15, 2010, eight plaintiffs filed purported class actions against Cogent, its directors, 3M and, in some of the complaints, Purchaser, in connection with the proposed Merger. Three suits were filed in Delaware Chancery Court and five were filed in California Superior Court for Los Angeles County. These suits allege that the defendants breached and/or aided and abetted the breach of their fiduciary duties to Cogent by seeking to sell Cogent through an allegedly unfair process and for an unfair price and on unfair terms. The suits seek various equitable relief that would delay or enjoin the Merger based on allegations regarding the process by which offers or potential offers were evaluated by Cogent. Two of the cases in Delaware have been consolidated and the Court has set October 1, 2010 as the date for a hearing on those two plaintiffs' motion for a preliminary injunction. 3M believes the allegations are without merit, and is defending the actions vigorously. The absence of an injunction or court order preventing the consummation of the transaction is a condition to 3M's obligation to complete the Offer pursuant to the Merger Agreement.

        Additional details regarding the eight actions are as follows:

Court	Filing Date	Case Name	Case Number
Court of Chancery of the State of Delaware	September 15, 2010	Cockle v. Cogent, Inc.	5819
Court of Chancery of the State of Delaware	September 1, 2010	ST Nevan US Ltd. v. Cogent, Inc.	5780
Court of Chancery of the State of Delaware	September 1, 2010	Bell v. Hsieh	5784
Superior Court of California, County of Los Angeles	September 13, 2010	Berman v. Cogent, Inc.	BC445456
Superior Court of California, County of Los Angeles	September 10, 2010	Kepple v. Hsieh	BC445362
Superior Court of California, County of Los Angeles	September 8, 2010	Berman v. Cogent, Inc.	BC445189
Superior Court of California, County of Los Angeles	September 2, 2010	Vladimir Gusinsky Revocable Trust v. Cogent, Inc.	BC444852
Superior Court of California, County of Los Angeles	August 30, 2010	Slovin v. Cogent, Inc.	BC444654

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: September 16, 2010

3M COMPANY
By:	/s/ GREGG M. LARSON
	Name:	Gregg M. Larson
	Title:	Deputy General Counsel and Secretary
VENTURA ACQUISITION CORPORATION
By:	/s/ MICHAEL P. DELKOSKI
	Name:	Michael P. Delkoski
	Title:	President and Director

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CALCULATION OF FILING FEE
  Item 11. Additional Information.
SIGNATURE